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                                                                    Exhibit 20.1
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                        FAIRFIELD COMMUNITIES COMPLETES
                         ACQUISITION OF VACATION BREAK


       Little Rock, Arkansas, December 22, 1997 -- Fairfield Communities, Inc. (NYSE:FFD) today announced that it has completed the acquisition of Vacation Break U.S.A., Inc. (Nasdaq:VBRK) in an all-stock transaction.

       Fairfield Communities will issue approximately 5.8 million shares of common stock in exchange for all Vacation Break's outstanding common stock, options and warrants. Shareholders will receive cash in lieu of fractional shares. The transaction will increase the total number of Fairfield Communities' common shares outstanding to approximately 22.9 million. Based on the closing price of Fairfield Communities' common stock on December 19, 1997, the transaction is valued at approximately $240 million. For accounting purposes, the acquisition is being treated as a pooling-of interests. In connection with the completion of the acquisition, Fairfield will incur a one-time charge of approximately $16 million in the fourth quarter relating to professional fees and expenses, transaction costs of debt restructuring, severance and other associated costs.

       Fairfield Communities also announced that it has acquired the companies representing the remaining 45% minority interests in Vacation Break's joint ventures in the Palm Aire and Royal Vista Resorts for approximately $13.5 million. Both resorts are located in Pompano Beach, Florida. A one-time charge of approximately $2 million will be incurred in the fourth quarter related to these acquisitions.

       As previously announced, Vacation Break's Chairman and CEO, Ralph Muller, and President, Kevin Sheehan, resigned their positions at the company in conjunction with the completion of the transaction. In addition, Mr. Muller has joined Fairfield's Board of Directors, increasing the Board to nine Directors from its current level of eight.

       This release contains forward looking statements. Such statements reflect the current views of Fairfield with respect to future events and are subject to certain risks and uncertainties, including uncertainties relating to Fairfield's estimates of the amounts of costs and expenses that will ultimately be incurred in connection with the acquisition and related activities and to assumptions and judgments made in applying generally accepted accounting principles thereto. As a result of those matters and the factors identified in the last paragraph of Management's Discussion and Analysis entitled "Forward Looking Information" of Fairfield's 1996 Annual Report to Stockholders, actual results may vary significantly from those contemplated herein.

       This release may contain forward looking statements regarding future events and the future performance of Vacation Break that involve risks and uncertainties that could cause actual results to differ materially including, but not limited to, economic conditions, customer demand, increased competition in the relevant market, and others.
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       Fairfield Communities, Inc., incorporated in 1969, is one of the nation's largest vacation ownership companies, providing quality recreational experiences at twenty-one locations in 11 states and the Bahamas, to approximately 180,000 Fairfield property owners.